Exhibit 12

Edgewell Personal Care Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Fiscal Year
	2017	2016	2015	2014	2013
Earnings (loss) from continuing operations before income taxes	$(52.9)	$219.9	$(458.7)	$145.8	$205.4

Additions:
Interest expense	69.2	71.8	98.8	119.0	126.6
Estimated portion of rental expense attributable to interest	1.2	1.0	1.0	1.2	1.2
Total fixed charges	$70.4	$72.8	$99.8	$120.2	$127.8
Earnings (loss) from continuing operations before income taxes plus fixed charges	$17.5	$292.7	$(358.9)	$266.0	$333.2
Ratio of earnings to fixed charges (1)	0.2	4.0	(3.6)	2.2	2.6

(1)
In fiscal 2017, earnings were $52.9 less than total fixed charges, primarily due to a non-cash impairment charge of $319. In fiscal 2015, earnings were $458.7 less than fixed charges, primarily due to additional expenses incurred as a result of the separation of the Household Products business, as well as non-cash impairment charges.